1

Exhibit 99.1
MARKET RELEASE
Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2020
Johannesburg, 15 February 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report attributable Group Mineral Resources and Mineral Reserves as at 31 December 2020.

Salient features
 •
A 40% increase in 4E Platinum group metals (PGM) Mineral Reserves at the SA PGM operations to
39.5M 4Eoz, primarily due to the inclusion of the Marikana K4 project (12.7 M 4Eoz) and the
Klipfontein opencast project (0.1M 4Eoz) following detailed feasibility studies.
 •
A 7% (5.8Moz) increase in 2E PGM Mineral Resources, with additional Mineral Reserves of 0.8M 2E
PGM ounces defined at East Boulder Mine replacing combined depletion of 0.7M 2Eoz during 2020.
Combined stable Mineral Reserves of 26.9M 2Eoz at the US PGM operations.
 •
Stable Mineral Reserves of 11.3Moz at the SA gold operations, with depletion of 1.0 Moz for 2020 off-set by
−
an 0.8Moz increase in attributable Mineral Reserves from DRDGOLD due to the increase in
Sibanye-Stillwater’s shareholding in DRDGOLD from 38.05 to 50.1%,
−
an additional 0.2Moz Mineral Reserves derived from secondary reef exploration programmes at the Driefontein operation.
 •
Mineral Resources at the SA gold operations decreased by 15.9Moz, primarily due to the exclusion of Below Infrastructure Mineral Resources at Driefontein
The declared Mineral Resources and Mineral Reserves for our managed operations and projects are the outcome of a detailed annual operational and life of mine (LoM) planning process and are indicative of the considerable underlying mineral assets base which supports sustainable and robust long-life production.
This Mineral Reserve and Mineral Resource declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resource and Mineral Reserve declaration available in the Group Mineral Resource and Mineral Reserve Report, which will be published on 22 April 2021 and will be available at www.sibanyestillwater.com/news-investors/reports/annual/.
 •
Group overview
Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
PGM operations
Tonnes
Grade
2E/4E
1
2E/4E
1
Tonnes
Grade
2E/4E
1
2E/4E
1
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
US
178.7
15.1
86.9
81.1
58.2         14.4         26.9
26.9
SA
1,535.4            4.4         217.1
218.0
369.7          3.3          39.5
28.2
Total PGM operations
1,714.1            5.5         304.0
299.1
427.9         4.8          66.4
55.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com

Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
PGM projects
Tonnes
Grade
2E/4E
2E/4E
Tonnes
Grade
2E/4E
2E/4E
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Americas
68.4 0.8 1.7 3.1
SA
618.8 4.3 86.0 86.8
Total projects
687.2
4.0
87.7
89.9
Total PGM
2,401.2
5.1
391.7
389.0
427.9
4.8
66.4
55.1
Gold operations
Tonnes
Grade
Gold
Gold
Tonnes
Grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
SA underground
205.9 8.4 55.3 72.6 42.5 6.0 8.3 9.0
SA surface
579.8 0.3 5.3 3.9 285.8 0.3 3.0 2.3
Total operations
785.7
2.4
60.6
76.5
328.3
1.1
11.3
11.3
Gold projects
Tonnes
Grade
Gold
Gold
Tonnes
Grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
SA
377.0 1.6 19.7 21.5 33.9 3.9 4.3 4.0
US
2,638.7 0.1 6.51 6.6
Total projects
3,015.6
0.27
26.2
28.1
33.9
3.9
4.3
4.0
Total Gold
3,790.0
0.70
85.6
104.6
362.2
3.9
15.5
15.4
Uranium at gold
operations
Tonnes
Grade
U
3
O
8
U
3
O
8
Tonnes
Grade
U
3
O
8
U
3
0
8
(Mt)
(kg/t)
(Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
SA
11.4 1.1 27.0 27.0
-
-
-
-
Total operations
11.4
1.1
27.0
27.0
-
-
-
-
Uranium projects
Tonnes
Grade
U
3
O
8
U
3
O
8
Tonnes
Grade
U
3
O
8
U
3
O
8
(Mt)
(kg/t)
(Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
SA
262.3 0.1 51.7 51.7 - - - -
Total projects
262.3
0.1
51.7
51.7
-
-
-
-
Total Uranium
273.7
0.1
78.7
78.7
-
-
-
-
Copper projects
Tonnes
Grade
Copper
Copper
Tonnes
Grade
Coppe
r
Copper
(Mt)
(%)
(Mlb)
(Mlb)
(Mt)
(%)
(Mlb)
(Mlb)
US
2,704.6 0.3 18,439.5 18,711.5
Total Copper
2,704.6
0.3
18,439.5
18,711.5
1
For the US PGM operations, the 2E is represented by Pt and Pd
2
For the SA PGM operations, the 4E is represented Pt, Pd, Rh and Au
3
Numbers may not appear additive due to rounding
The Group complies with both the JSE and the US Securities and Exchange Commission (SEC)
guidelines on commodity prices used in the estimation of Mineral Reserves at all managed operations and projects. An average exchange rate of R15.00/US$ (2019: R14.50/US$) and the commodity prices illustrated below were used in the estimation process:
31-Dec-20
31-Dec-19
Precious metals
US$/oz
R/oz
R/kg
US$/oz R/oz R/kg
Gold 1,500 22,500 720,000 1,300 18,850 610,000
Platinum 880 13,200 424,389 887 12,862 413,506
Palladium 1,600 24,000 771,617 1,123 16,284 523,526
Rhodium 5,650 84,750 2,724,772 3,600 52,200 1,678,267
Iridium 1,450 21,750 699,278 1,247 18,082 581,333
Ruthenium 260 3,900 125,388 200 2,900 93,237
Base metals
US$/lb
US$/tonne
R/tonne
US$/lb US$/tonne R/tonne

31-Dec-20
31-Dec-19
Nickel
5.90
13,000 195,000 6.33 13,955 183,454
Copper
2.72
6,000 90,000 3.14 6,923 91,133
Cobalt 15.00 33,069 496,040 28.00 61,729 895,076
Uranium oxide (U
3
O
8
)
1
32.00 70,548 960,000 32.00 70,548 1,022,944
Chromium oxide (Cr
2
O
3
)
2
,
(42% concentrate)
1
0.07 160 2,400 0.07 165 2,393
1,2
Long term contract price
During the course of 2020, and continuing into 2021, the basket of precious metal prices has shown strong appreciation, with the gold price driven in part by renewed sentiment for investment due to the
COVID-19 pandemic, but also due to PGM prices being supported by robust fundamentals and a quicker than anticipated recovery in vehicle demand after the initial COVID-19 demand impact.

Spot rhodium and palladium prices have exceeded US$20,000/oz and US$2,400/oz respectively during
2021, resulting in a basket price in excess of R45,000/4Eoz at the SA PGM operations, and over
US$2,000/2Eoz at the US PGM operations. These basket prices represent margins in excess of 100% of our assumed reserve prices.

The gold price averaged between US$1,800 and US$2,000 for the majority of 2020, which combined with the ZAR/USD exchange rate which briefly peaked at around R19.00/US$ in early April 2020, resulted in the rand gold price of around R1,000,000/kg for approximately seven months during mid-2020. The current spot price of ~R900,000/kg compares favourably to the gold reserve price used of R720,000/kg, representing a 25% margin. The table below illustrates the spot margins over the Mineral Reserve prices.
Source: Kitco (bid price)

The relevant metal (prill) split exposure of our operations to these margins are summarised below.
2E Prill split (US PGM operations)
Unit
Stillwater Mine
East Boulder Mine
Average
Platinum % 22.17 21.73 22.01
Palladium % 77.83 78.27 77.99
6E Prill split (SA PGM operations)
Unit
Rustenburg
Kroondal
Marikana
Mimosa
MER
UG2
UG2
MER
UG2
MSZ
Platinum % 59.76 46.00 47.20 57.21 47.93 45.80
Palladium % 25.57 29.04 25.71 25.73 23.31 35.70
Rhodium % 3.73 8.55 8.45 3.06 9.02 3.90
Gold % 4.61 0.68 0.59 6.49 0.46 7.40
Ruthenium % 3.23 12.65 14.42 6.40 15.50 3.20
Iridium % 3.11 3.09 3.64 1.11 3.78 4.00
MER – Merensky Reef
UG2 – Upper Group 2 Chromitite
MSZ – Main Sulphide Zone

Precious metals Prill Split
Reserve price  Spot price (2020/02/12)
Margin
Gold 1,500 1,816 21%
Platinum 880 1,209 37%
Palladium 1,600 2,272 42%
Rhodium 5,650 19,300 241%

Group Mineral Resources and Mineral Reserves per segment
 •
US PGM operations

−
Total 2E PGM Mineral Resources of 86.9Moz, increased by 7% year-on-year
−
Total 2E PGM Mineral Reserves of 26.9Moz, was unchanged
Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
PGM operations
Tonnes
Grade
2E
2E
Tonnes
Grade
2E
2E
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Stillwater
86.5
17.4
48.3
48.2
31.0
15.9
15.9
16.7
East Boulder
92.2
13.0
38.6
32.9
27.2
12.6
11.0
10.2
Total US PGM
operations
178.7
15.1
86.9
81.1
58.2
14.4
26.9
26.9
Note: 2E PGM = Pt (78%) + Pd (22%)
The growth in the Mineral Resource was driven by a combination of positive drilling results at East
Boulder; as well as a lowering of the cut-off grade at the East Boulder Mine, driven primarily by the increase in the palladium Mineral Reserve price assumption.

Overall Mineral Reserves remained largely unchanged, with a slight decrease at the Stillwater mine
(Including the Blitz Project) of 0.8moz due to reduced Resource to Reserve definition drilling. This was off-set by an increase at East Boulder, based on the positive drilling results. At the Blitz project, Mineral
Reserve definition drilling continues to underpin the project assumptions made.

A detailed reconciliation of 2019 to 2020 US PGM operations Mineral Reserves is shown in the table below.
US PGM operations – Mineral Reserve reconciliation
Factors
2E PGM (Moz)
31-Dec-19
26.9
Depletion
-0.7
Area Inclusions/Exclusions
0.1
Geological Interpretation
0.4
Modifying factors
-0.6
Economic Parameters
0.8
31-Dec-20
26.9
 •
Other projects in the Americas

−
Total 2E PGM Mineral Resources of 1.7Moz, a decrease of 46%
− Total gold Mineral Resources of 6.6Moz, unchanged
− Total copper Mineral Resources of 18,439.5Mlb, a decrease of 1.5%
2E
5
PGM Mineral Resources
Gold (Au) Mineral Resources
Copper (Cu) Mineral Resources
31-Dec-20
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
Projects
Tonnes        Grade
2E
PGM
2E PGM
Grade
Au               Au             Grade
Cu                Cu
(Mt)
(g/t)
(Moz)
(Moz)
(g/t)
(Moz)
(Moz)
(%)
(Mlb)
(Mlb)
Altar
1
2,613.9
0.1
6.3
6.3
0.3
17,931.0
17,931.0
Marathon
2&5
65.9
0.7
1.4
3.1
0.2
307.8
645.8
Denison
3&5
2.5
2.9
0.2
0.05
0.5
0.04
0.01
1.2
66.0
Rio Grande
4
22.3
0.3
0.2
0.2
0.3
134.7
134.7
1&4
100% Attributable, non-managed

2
26.49% Attributable, non-managed, based on a 20% direct and a 8,11% indirect interest.
3
64.9% Attributable, non-managed
4
100% Attributable, non-managed
5
2E PGM represented by Pt and Pd (Prill split Marathon: Pd (76%) Pt (24%), Denison: Pd (53%), Pt(47%))

The Altar and Rio Grande Mineral Resources remained unchanged, with no advance in earn-in by our
JV partner, Aldebaran Resources Inc.

The adjustment in attributable Mineral Resources at the Marathon Project, is due to ownership dilution
(From 80% to 20%) resulting from our JV partner, Generation Mining Limited (Gen Mining), meeting JV milestone conditions.

The increase in attributable Mineral Resources at the Denison project is predominantly due to an updated mineral resource estimate, incorporating additional mineralised zones.

 •
SA PGM operations
−
Total 4E PGM Mineral Reserves increased by 40% to 39.5M 4Eoz, primarily due to the inclusion of an attributable 12.7M 4Eoz from the K4 project at the Marikana operation.
−
Total 4E PGM Mineral Resources stable at 217.1M 4Eoz
Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
PGM operations
Tonnes
Grade
4E
4E
Tonnes
Grade
4E
4E
Underground
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Marikana
underground
1
884.70 4.4 124.4 123.8 161.2 4.1 21.1 8.6
Rustenburg
underground
497.1 5.0 80.2 80.6 110.5 3.7 13.3 13.7
Kroondal
underground
2
37.9 3.3 4.1 4.3 12.0 2.6 1.0 1.2
Mimosa underground
3
53.9 3.6 6.2 6.4 13.1 3.4 1.5 1.7
Total underground
1,473.6
4.5
214.9
215.1
296.8
3.9
36.9
25.2
Surface
Marikana
1
11.5 1.2 0.4 0.6 11.5 1.2 0.4 0.6
Rustenburg
60.5 1.1 2.1 2.4 60.5 1.1 2.1 2.4
Kroondal
2
1.3 3.7 0.1 0.1 0.8 3.3 0.1 0.0
Total Surface
61.8
1.1
2.2
2.9
72.9
1.1
2.7
2.9
Total SA PGM
operations
1,535.4
4.4
217.1
218.0
369.7
3.3
39.5
28.2
1
95.25% Attributable, managed
2
50% Attributable, managed. Kroondal Surface includes both the Klipfontein Opencast and Tailings Dams Mineral Resources.
Mineral Reserves only reflect Klipfontein Opencast.
3
50% Attributable, non-managed
4E PGM Mineral Reserves at the combined Marikana, Rustenburg and Kroondal operations increased by 12.8M 4Eoz, primarily as a result of the inclusion of the Marikana K4 project (12.7M 4Eoz) and the
Klipfontein open-cast project (0.1M 4Eoz). Both the K4 project and Klipfontein open-cast project disclosures are underpinned by feasibility studies and will be considered for development by the Board during Q1 2021. The K4 project formed part of historic Mineral Reserve declarations by Lonmin, prior to the acquisition by Sibanye-Stillwater, which was previously excluded from our reporting due economic considerations. It is anticipated that, if approved, these projects will commence during 2021.
−
K4 project highlights:
·
The K4 project is a world- class brownfields project, which requires the re-start and completion of the shaft infrastructure and is planned to extract both the Merensky and UG2 reefs over a
50 year life. Production at steady state is expected to be approximately 2,25Mtpa RoM
(~250koz 4E) per year.

·
Project capital requirements are estimated at R3.9 billion over eight years, with pay-back in six years at the Mineral Reserve price assumptions.
Depletion of 2.0M 4Eoz from mining activities during 2020 was partly off-set by a 0.8Moz increase in
Mineral Reserves due to the economic parameters applied, primarily from LoM tail-end production which had previously been excluded, now being economic at current price assumptions.

A detailed reconciliation of 2019 to 2020 SA PGM operations Mineral Reserves is shown in the table below.
SA PGM operations – Mineral Reserves Reconciliation
Factors
4E PGM (Moz)
31-Dec-19
28,2
Depletion -2,0
Area Inclusions/Exclusions
1
12,8
 •
K4 Project 12,7
 •
Klipfontein Opencast 0,1
Geological Interpretation
2
-0,1
Modifying factors
3
-0,1
Economic Parameters
4
0,8
31-Dec-20
39,5
1
Addition of Mineral Reserves from projects and operations economically viable on improved price deck
2
Increases in geological loss with latest interpretation
3
Updates in geological interpretations and modifying factors
4
Inclusion of mineral reserves at the end of LoM due to tail cut gains
 •
Other SA PGM projects
−
Total 4E PGM Mineral Resources of 86Moz, a decrease of 1%
Mineral Resources
31-Dec-20
31-Dec-19
PGM Projects
Tonnes
Grade
4E
4E
(Mt)
(g/t)
(Moz)
(Moz)
Akanani
1
293.4 3.9 36.8 36.8
Limpopo
2
199.6 4.0 25.9 25.9
Hoedspruit
32.6 5.5 5.8 5.8
Blue Ridge
3
15.8 3.15 1.6 2.4
Zondernaam
4
77.4 6.4 15.9 15.9
Total SA PGM projects
618.8
4.3
86
86.8
1
74% Attributable, managed
2
Attributable portions of Baobab (95,25%), Doornvlei (95,25%) and the Dwaalkop JV (45,3%), managed
3
50% Attributable, managed
4
74% Attributable, managed
During 2020, a revised Mineral Resource Estimate for the Blue Ridge Project was completed as part of a re-opening feasibility study, which resulted in a 0.8M 4Eoz decrease in attributable Mineral Resources due the exclusion of an area impacted by faulting.

The Akanani, Limpopo and Blue Ridge Mineral Resource disclosures are underpinned by detailed mining studies displaying reasonable prospect for economic extraction. The Hoedspruit area is contiguous on strike to our Rustenburg and Marikana mining areas, and represents an attractive near-term mining extension, underpinned by LoM scenario analysis.

 •
SA gold operations

−
Mineral Resources of 60.6Moz, a decrease of 21%
−
Mineral Reserves flat at 11.3Moz%
Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
Gold operations
Tonnes
Grade
Gold
Gold
Tonnes
Grade
Gold
Gold
Underground
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Kloof - underground
112.6
9.1
32.9
36.1
22.6
6.3
4.6
4.9
Beatrix - underground
57.9
5.9
11.0
11.8
10.3
3.7
1.2
1.5
Driefontein - underground
35.4
10.0
11.3
24.7
9.6
8.0
2.5
2.6
Total underground
205.9
8.4
55.3
72.6
42.5
6.0
8.3
9.0
Surface
Kloof
5.9
0.3
0.1
0.1
5.9
0.3
0.1
0.1
Beatrix
0.4
0.2
0.0
0.0
0.4
0.2
0.0
0.0
Driefontein
0.3
0.4
0.0
0.0
0.3
0.4
0.0
0.0
Cooke
11.1
0.3
0.1
0.1
11.1
0.3
0.1
0.1
DRDGOLD
1
562.2
0.3
5.1
3.8
268.2
0.3
2.8
2.2
Total surface
579.8
0.3
5.3
3.9
285.8
0.3
3.0
2.3
Total SA Gold operations
785.7
2.4
60.6
76.5
328.3
1.1
11.3
11.3
1
50.1% Attributable, non-managed
The decrease in SA gold Mineral Resources is primarily due to the exclusion of below infrastructure
Mineral Resources at Driefontein, as this project is uneconomic at the adopted economic parameters and assumed productivity levels.

The decrease in gold Mineral Reserves can be attributed mainly to:
−
Depletion of 1.0Moz from mining activities during 2020
−
An increase in the attributable Mineral Reserves for DRDGOLD due largely to an increase in the shareholding percentage from 38% to 50.1%
−
Inclusion of previously excluded areas at various operations, including at Beatrix (Vlakpan and
“white areas” project), at Driefontein No. 1 and 5 Shafts (secondary reef inclusions), at Kloof Main
Shaft (Ventersdorp Contact Reef (VCR) and secondary reefs additions), at Kloof No. 4 Shaft, and also at Driefontein No. 4 Shaft (decreases due a change in pillar design), which sum to an additional 0.2Moz.
−
Structural geology adjustments on the VCR at the Kloof No. 4 Shaft depth extension project, which resulted in a decrease of 0.2Moz
−
Inclusion of lower grade ore at Beatrix No. 1 Shaft, mined on an incremental, operating cost only, basis, and the inclusion of additional payable surface sources (Surface Rock Dumps) at all operations resulting in an increase of 0.1Moz.
−
Updates to all modifying factors (Including the Mine Call Factors) based on recent achievements resulting in a net decrease of 0.1Moz.
A detailed reconciliation of 2019 to 2020 SA gold operations Mineral Reserves is shown in the table below.
SA Gold Operations – Mineral Reserves Reconciliation
Factors
Gold (Moz)
31-Dec-19 11.3
Depletion
-1.0
Area Inclusions/Exclusions
1
0.2
Attributable Adjustment
2
0.8

1
Beatrix 3 Shaft inclusions including Vlakpan and “White Areas”, Driefontein 1 and 5 Shaft VCR inclusions, Driefontein 4 Shaft
Pillar re-design, Kloof Main Shaft VCR and secondary reef inclusions, Kloof 4 Shaft exclusions
2
DRDGOLD changes in shareholding percentage
3
Beatrix estimation model changes, Driefontein CL and VCR estimation model changes, structural changes Kloof 4 Decline
4
Beatrix 1 Shaft incremental mining extended, Surface pay additions
5
Improvement in the MCF at Driefontein, decrease in MCF at Kloof and Beatrix
SA gold projects

−
Total Gold Mineral Resources of 19.7Moz, a decrease of 9%.
−
Total Gold Mineral Reserve of 4.3Moz, an increase of 6%.
Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
Gold Projects
Tonnes
Grade
Gold
Gold
Tonnes
Grade
Gold
Gold
Underground
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Burnstone
58.1
4.9
9.1
11.0
18.6
3.7
2.2
1.9
Bloemhoek
28.3
4.7
4.3
4.3
0.0
0.0
0.0
0.0
De Bron Merriespruit
28.3
4.4
4.0
4.0
15.3
4.3
2.1
2.1
Total Underground
114.7
4.7
17.4
19.3
33.9
3.9
4.3
4.0
Surface
Cooke
1
262.3
0.3
2.2
2.2
0.0
0.0
0.0
0.0
Total Surface
262.3
0.3
2.2
2.2
0.0
0.0
0.0
0.0
Total SA Gold Projects
377.0
1.6
19.7
21.5
33.9
3.9
4.3
4.0
1
Tailings dams
The single largest impact on the Gold Projects Mineral Resources was a geological facies boundary update at Burnstone, resulting in a decrease of 1.9 Moz.

Mineral Reserves however increased by 6% (0.2 Moz) due to a revision of the Burnstone feasibility study, based on a revised Mineral Resource estimation model, which led to an optimisation of the Burnstone
Project mine design and schedule. A detailed reconciliation of 2019 to 2020 SA gold project’s Mineral
Reserve is shown in the table below.
SA gold projects – Mineral Reserves Reconciliation
Factors
Gold (Moz)
31-Dec-19
4.0
Area Inclusions/Exclusions
1
0.3
Geological Interpretation
2
-0.1
1
Burnstone design optimisation
Modifying factors
3
0.005
2
Burnstone estimation model update
31-Dec-20
4.3
3
Burnstone MCF changes
SA Uranium operations and projects
−
Total U
3
O
8
Mineral Resource remained unchanged year-on-year.
Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
Uranium at gold operations
Tonnes    Grade
U3
O
8
U
3
O
8
Tonnes     Grade
U
3
O
8
U
3
0
8
(Mt)
(kg/t)     (Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
Geological Interpretation
3
-0.2
Economic Parameters
4
0.1
Modifying factors
5
-0.1
31-Dec-20
11.3

Mineral Resources
Mineral Reserves
31-Dec-20
31-Dec-19
31-Dec-20
31-Dec-19
Beatrix (Beisa)
11.4
1.1
27.0
27.0
0.0
0.0
0.0
0.0
Total Uranium operations
11.4
1.1
27.0
27.0
0.0
0.0
0.0
0.0
Uranium projects
Tonnes   Grade
U3
O
8
U
3
O
8
Tonnes Grade
U
3
O
8
U
3
0
8
(Mt)
(kg/t)     (Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
Cooke
1
262.3
0.1
51.7
51.7
0.0
0.0
0.0
0.0
Total Uranium Projects
262.3
0.1
51.7
51.7
0.0
0.0
0.0
0.0
Total Uranium operations and Projects
273.7
0.1
78.7
78.7
0.0
0.0
0.0
0.0
1
Surface Tailings
 •
Corporate Governance
Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC
Code, the updated Section 12 of the JSE Listings Requirements; and in consideration of the SEC Industry
Guide 7, which is aligned with the guiding principles of SOX. Recent amendments adopted by the SEC to modernise the property disclosure requirements for mining registrations, which has not come into effect fully yet, aligns closely with the requirements under the JSE and SAMREC, and any non-compliance to SEC Industry Guide 7 is therefore considered immaterial. The Altar, Marathon and Rio
Grande Mineral Resources were originally compiled under NI 43-101 guidelines but are deemed to be
SAMREC compliant.

This Mineral Reserve and Mineral Resource declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resource and Mineral Reserve declaration available in the Group Mineral Resource and Mineral Reserve Report, which will be published on 22 April 2021 and will be available at www.sibanyestillwater.com/news-investors/reports/annual/.

Guided by a commitment to best practice corporate governance, the statement has been reviewed and confirmed by each segment’s Technical Services.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the ZAR/US$ exchange rate, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted.

All statement figures are operations managed by Sibanye-Stillwater with the exception of those for
Mimosa, the attributable portion for DRDGOLD and the US Projects. Mineral Resources are reported inclusive of Mineral Reserves, and production volumes are reported in metric tonnes (t).

Gold and Uranium estimates are reported separately from each other; therefore, no Gold equivalents are stated to avoid potential anomalies as a result of year-on-year metal price differentials.

The Southern African(SA) PGM operations statement are reported as 3E PGM + gold, which consists of platinum, palladium, rhodium and gold. The US operations are reported as 2E PGM, which consist of platinum and palladium.

All financial models used to determine Mineral Reserves are based on current tax regulations at
31 December 2020. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.

For the United States operations, the lead competent person designated in terms of the SAMREC
Code, who takes responsibility for the consolidation and reporting of the Stillwater and East Boulder
Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is
Justus Deen, who gave his consent for the disclosure of the 2020 Mineral Resources and Mineral
Reserves Statement. Justus has a MSc (Minerals Engineering), BSc(Geologic Sciences) and
is registered with the Society of Mining Engineers (#04227906RM) and has 22 years’ experience relative to the type and style of mineral deposit under consideration. Justus is a current permanent employee of Sibanye-Stillwater and is currently a Lead Competent Person for the US region.

For the Americas projects Resource estimation, the competent persons are Stanford Foy (Altar and Rio
Grande), Rodney N Thomas (Marathon) and David Smith (Denison). Stan is registered with the Society for Mining, Metallurgy and Exploration Inc. (4140727RM) and has 29 years’ experience relative to the type and style of mineral deposit under consideration. Stan is a former Sibanye-Stillwater employee, a current full-time employee of Aldebaran Resources Inc. Rodney is registered with the Society for
Professional Geoscientists (Ontario) and has 41 years’ mineral industry experience, including several years relative to the type and style of mineral deposit under consideration. Rodney is a full-time employee and the designated Qualified Person for Generation Mining Limited. David is registered with
Professional Geoscientists (Ontario) and has 15 years’ mineral industry experience, including several years relative to the type and style of mineral deposit under consideration. David is a full-time employee and the designated Qualified Person for Wallbridge Mining Company Ltd.

For the Southern African PGM operations, the lead competent person designated in terms of the
SAMREC Code, who takes responsibility for the consolidation and reporting of the SA Platinum
Operations Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2020 Mineral Resources and Mineral Reserves Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM (705060) and has
37 years’ experience relative to the type and style of mineral deposit under consideration. Andrew is a full-time, permanent employee of Sibanye-Stillwater.

For the Southern African Gold Operations, the lead competent person designated in terms of the
SAMREC Code, with responsibility for the consolidation and reporting of the SA Gold Operations
Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is
Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2020 Mineral Resources and
Mineral Reserves Statement. Gerhard [GDE (Mining Eng), MBA, MSCC and B. Tech (MRM)] is registered with SAIMM (706705) and has 33 years’ experience relative to the type and style of mineral deposit under consideration. Gerhard is a full-time, permanent employee of Sibanye-Stillwater.

The 50.1% Attributable portion (as at 31 December 2020) of the DRDGOLD current surface tailings operations including the ERGO and FWGR operations. For this attributable portion of the DRD resources and reserves, the company was reliant on external competent persons as follows: The Mineral
Resources for the ERGO surface operations is based on depletion (up to December 2020) and the
Competent Person designated in terms of SAMREC is Mr M Mudau, MSc Eng, Pr. Sci. Nat. 400305/12,
the Director/Resource Geology Manager at the RVN Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the surface Mineral Reserves, also based on depletion up to December 2020, is Professor S Rupprecht, Independent Mining Engineer of the RVN
Group, PhD(Mechanical Engineering)FSAIMM Reg No: 701013. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the Mineral Resource and Mineral
Reserves for the Far West Gold Recoveries operation, also based on depletion up to December 2020, is Mr Vaughn Duke Partner at Sound Mining Proprietary Limited, BSc (Hons) Mining Engineering, ECSA
Reg No: 940314, FSAIMM Reg No:37179.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-
looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-
Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”,
“potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer.
Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage;
business, political and social conditions in the US, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities;
the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner;
changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged
South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-
Stillwater’s filings with the Johannesburg Stock Exchange and the US Securities and Exchange
Commission, including the Integrated Annual Report 2019 and the Annual Report on Form 20-F for the
fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).